April 14, 2005	GTN System 1400 SW Fifth Avenue, Suite 900 Portland, Oregon 97201 Ronald J. Turner President
Mr. Robert Burnett Staff Accountant Securities and Exchange Commission Mail Stop 0308 Washington, D.C. 20549	tel 403.920.5111 fax 403.920.2410 email Ron_Turner@TransCanada.com web www.gastransmissionnw.com

Re:	Gas Transmission Northwest Corporation

Item 4.01 Form 8-K filed April 8, 2005

Your File No. 0-25842

Dear Mr. Burnett:

Thank you for your letter of April 11, 2005, addressed to Ronald J. Turner. Your comments and Gas Transmission Northwest Corporation’s (“GTNC” or the “Company”) responses are listed below.

SEC COMMENT:

1.	We note that the letter from Deloitte & Touche, filed as Exhibit 16, does not agree or disagree with the date of the event. We believe you need to revise the filing to clarify that you dismissed Deloitte, if true, and disclose the date of that event. We would then expect Deloitte to be able to agree or disagree with such statement and say so in a revised Exhibit 16 letter. We do not believe the statement that you resolved not to reappoint Deloitte satisfies the requirement to state if they were dismissed. See Item 304(a)(1)(i) of Regulation S-K. Please revise.

GTNC RESPONSE:

We have filed form 8-K/A in response to your comment. The Form 8-K/A clarifies that Deloitte & Touche was dismissed on April 8, 2005, effective January 1, 2005. Form 8-K/A also includes a revised letter from Deloitte & Touche.

SEC COMMENT:

2.	It is also suggested that you revise the second paragraph to state that you actually engaged KPMG on April 8, 2005, if true. The existing disclosure may suggest that the board determined to engage KPMG; however, that firm has not yet accepted the engagement.

Mr. Robert Burnett

Securities and Exchange Commission

April 14, 2005

GTNC RESPONSE:

In the form 8-K/A, we have clarified that KPMG was engaged by us on April 8, 2005.

In addition, Gas Transmission Northwest Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional comments or concerns, please feel free to contact me.

Very truly yours,

/s/ RONALD J. TURNER

Ronald J. Turner

President